Exhibit 99.7

ANOORAQ RESOURCES CORPORATION

NOTICE OF

ANNUAL AND EXTRAORDINARY GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on June 24, 2010

The TSX Venture Exchange has not in any way passed upon the merits of the

Acquisition described herein and any representation to the contrary is an offence.

This document is important and requires your immediate attention.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, Central Securities Depositary Participant, banker, accountant, attorney or other independent professional adviser immediately.

Copies of this document, which is only available in English, may be obtained on SEDAR on the Internet at www.sedar.com, on the Company’s website at www.anooraqresources.co.za or from the offices of Anooraq Resources Corporation in South Africa – 4th Floor, 82 Grayston Drive, Sandton, Johannesburg 2146

THIS AMENDED MANAGEMENT INFORMATION CIRCULAR IS BEING REFILED ON JUNE 18, 2010 TO CORRECT CERTAIN DISCLOSURES UNDER “SUMMARY COMPENSATION TABLE” ON PAGE 20 AND “COMPLETION BONUSES” ON PAGE 26

ANOORAQ RESOURCES CORPORATION

Registered office in Canada: Suite 1300 – 777 Dunsmuir Street

Vancouver, British Columbia V7Y 1K2

Telephone (604) 643-7100 Fax (604) 643-7900

Head office in South Africa: 4th Floor, 82 Grayston Drive, Sandton, 2146

Telephone +27 11 883 0831

May 26, 2010

To the shareholders of Anooraq Resources Corporation:

You are invited to attend the annual and extraordinary general meeting (the “Meeting”) of the shareholders of Anooraq Resources Corporation (“Anooraq” or the “Company”) to be held at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, on Thursday, June 24, 2010 at 11:00 a.m. (Vancouver time).

The following ordinary business of the Company will be dealt with at the Meeting:

(i)	receipt of the financial statements of the Company for its fiscal period ended December 31, 2009, together with the auditor’s report thereon;

(ii)	the election of the directors of the Company for the ensuing year; and

(iii)	the appointment of an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

In addition to the above ordinary business, there is one item of special business to be dealt with at the Meeting:

(i)	to approve the change of the name of the Company from Anooraq Resources Corporation to Atlatsa Resources Corporation.

The Board of Directors has determined the change in name from Anooraq Resources Corporation to Atlatsa Resources Corporation is in the best interest of Anooraq. The Board of Directors of Anooraq unanimously recommends that you vote in favour of the resolution approving the change in name. All directors who own shares in the Company will be voting their shares in favour of the above resolution.

To be represented at the Meeting, shareholders registered on the Company’s Canadian register of shareholders must either attend the Meeting in person or sign, date and send the enclosed Canadian form of proxy (blue) so as to be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof. Beneficial shareholders should refer to the accompanying management information circular for further instructions.

Shareholders registered on the South African register, who hold either certificated common shares or dematerialised common shares in their own name, and who wish to be represented at the Meeting, must either attend the Meeting in person or complete, sign, date and send the enclosed South African form of proxy (yellow) so as to be deposited at the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001) prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders registered on the South African register who have dematerialised their common shares through a South African Central Securities Depositary Participant (“CSDP”), or broker and have not elected “own-name” registration or who hold certificated common shares through a nominee, and who wish to be represented at the Meeting, must instruct their CSDP, broker or nominee to issue the necessary letter of representation to attend, or must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between the shareholder and their CSDP, broker or nominee.

Yours truly,

/s/ Philip Kotze
President and Chief Executive Officer

ANOORAQ RESOURCES CORPORATION

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Anooraq Resources Corporation (“Anooraq” or the “Company”) will be held at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, on June 24, 2010 at 11:00 a.m. (Vancouver time), for the following purposes:

A.	ANNUAL GENERAL MEETING MATTERS

1.	to receive the financial statements of the Company for its fiscal period ended December 31, 2009, together with the auditor’s report thereon;

2.	to elect nine (9) directors of the Company for the ensuing year;

3.	to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

B.	EXTRAORDINARY MEETING MATTERS

4.	to consider and, if thought fit, approve a special resolution of shareholders to approve the change of name from Anooraq Resources Corporation to Atlatsa Resources Corporation as more particularly set out in the Information Circular; and

C.	GENERAL MATTERS

5.	to consider any amendment to, or variation of, any matter identified in this notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 19, 2010 (the “Record Date”). Shareholders of Anooraq whose names have been entered in either the Company’s Canadian register of shareholders or South African register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders whose Common Shares are Registered on the Company’s Canadian Register of Shareholders

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of Canadian proxy (blue) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Beneficial shareholders should refer to the Information Circular for voting information.

Shareholders whose Common Shares are registered directly or indirectly on the Company’s South African Register of Shareholders

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (yellow), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

Shareholders who have disposed of some or all of their Common Shares, or their interest in such Common Shares, should forward a copy of the Information Circular, together with the attached forms, to the purchaser to whom, or the broker or agent through whom, they disposed of their Common Shares or their interest therein.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 26th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Philip Kotze
President and Chief Executive Officer

TABLE OF CONTENTS

INFORMATION CIRCULAR	7
GENERAL PROXY INFORMATION	10
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	12
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	12
FINANCIAL STATEMENTS	13
VOTES NECESSARY TO PASS RESOLUTIONS	13
DIRECTORS	14
APPOINTMENT OF AUDITOR	19
PARTICULARS OF MATTERS TO BE ACTED UPON	19
STATEMENT OF EXECUTIVE COMPENSATION	20
CORPORATE GOVERNANCE	30
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	32
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	34
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	34
MANAGEMENT CONTRACTS	34
ADDITIONAL INFORMATION	34
NO MATERIAL CHANGE	35
OTHER MATTERS	35
INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS	36
SCHEDULE A SPECIAL RESOLUTION	38

Cautionary Note to Readers

This Information Circular includes certain statements that may be deemed “forward looking statements”. All statements in this Information Circular, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward looking statements. The Company believes that such forward looking statements are based on reasonable assumptions, including assumptions that: Bokoni will achieve production levels similar to previous years; the Company will be able to continue its financing strategy on favourable terms; and the Ga-Phasha Project and Boikgantsho Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

This Information Circular uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to the disclosure in the Company’s annual report on Form 20-F available at http://www.sec.gov/edgar.shtml.

This Information Circular uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

INFORMATION CIRCULAR

as at May 19, 2010

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation (the “Company” or “Anooraq”) for use at the annual and extraordinary general meeting (the “Meeting”) of shareholders of the Company to be held on Thursday, June 24, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “Anooraq”, “we” and “our” refer to Anooraq Resources Corporation. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. “Registered Shareholders” means shareholders who hold Common Shares directly in their own name.

This Information Circular has been prepared in accordance with Form 51-102F5 – Information Circular of the Canadian Securities Commissions. In addition to the Company’s primary TSX-V listing, the Company has secondary listings on NYSE AMEX and the JSE and accordingly various additional disclosures have been included in this Information Circular in order to satisfy the Listings Requirements of the JSE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular. Unless otherwise stated, all dollar amounts in this Information Circular are expressed in Canadian dollars.

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“Acquisition” means the transaction pursuant to which the Company acquired an effective 51% interest in Bokoni Platinum Mine and an additional 1% interest in the Ga-Phasha project, Boikgantsho project and Kwanda project pursuant to the acquisition by Plateau of 51% of the shares in, and claims on shareholders loan account against, Holdco, which own 100% of New Opco, LPM, Ga-Phasha, Boikgantsho and Kwanda, for an aggregate cash consideration of ZAR2.6 billion;

“Anooraq” or the “Company” means Anooraq Resources Corporation (registration number 10022-2033), a corporation incorporated on April 19, 1983 in the Province of British Columbia, Canada under the BCBCA, and listed on the TSXV, the JSE and the NYSE, AMEX;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“BCBCA” means the Business Corporations Act (British Columbia);

“BEE” means broad based black economic empowerment, as envisaged pursuant to the MPRD Act and related legislation and guidelines, being a strategy aimed at substantially increasing participation by HDSAs at all levels in the economy of South Africa;

“Board of Directors” or “Board” means the board of directors of Anooraq;

“Business Day” means any day other than a Sunday, Saturday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

“CAD” means Canadian dollars, the currency of Canada;

“CDS” means The Canadian Depository for Securities Limited;

“Closing Date” means the effective date of the Acquisition, being. July 1, 2009;

“Common Shares” means common shares without par value in the capital of the Company;

“CSDP” means Central Securities Depository Participant in South Africa;

“Depositary” means Computershare Trust Company of Canada at its principal office in Toronto, Ontario;

“DMR” means the Government of South Africa acting through the Minister of Minerals and Resources, previously known as the Department of Minerals and Energy, and the Department of Minerals and Resources and their respective successors and delegates;

“GAAP” means Canadian generally accepted accounting principles;

“HDSI” means Hunter Dickinson Services Inc., a corporation incorporated under the laws of Canada, located at 1020-800 West Pender, Vancouver, BC Canada, V6C 2V6;

“HDSI Management Services Contract” means the geological, management and administration services agreement dated December 31, 1996 between HDSI and Anooraq;

“HDSA” means, for the purposes of the Holdco Shareholders Agreement, a “historically disadvantaged South African” as contemplated in the MPRD Act, being a person or group who has been discriminated against on the basis of race, gender and disability, and includes certain trusts and companies in which such persons have interests, as contemplated in the Holdco Shareholders Agreement;

“Holdco” means Bokoni Platinum Holdings (Proprietary) Limited, formerly named Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa;

“IFRS” means International Financial Reporting Standards;

“Information Circular” means this management information circular dated May 26, 2010, together with all schedules hereto, distributed to Shareholders by Anooraq in connection with the Meeting;

“JSE” means the JSE Limited (registration number 2005/022939/06), a company duly registered and incorporated with limited liability under the company laws of South Africa, licensed as an exchange under the Securities Services Act, 2004;

“the JSE Listings Requirements” means the JSE Limited Listings Requirements as amended from time to time;

“LPM” means Lebowa Platinum Mines Limited, an unlisted public company incorporated under the laws of South Africa, which was consolidated into New Opco and is a wholly-owned subsidiary of Holdco;

“Meeting” means the annual and extraordinary general meeting of the Shareholders to be held at 11:00 a.m. (Vancouver time) on June 24, 2010 and any adjournment thereof;

“MPRD Act” means the Mineral and Petroleum Resources Development Act, 2002 (South Africa);

“NYSE AMEX” means the NYSE AMEX stock exchange, the successor to the American Stock Exchange;

“New Opco” means Richtrau No. 177 (Proprietary) Limited (registration number 2007/016001/07), a private company incorporated under the laws of South Africa, which has been renamed Bokoni Platinum Mines (Proprietary) Limited following completion of the Acquisition and which is a wholly-owned subsidiary of Holdco;

“Pelawan” means Pelawan Investments (Proprietary) Limited (registration number 2002/017920/07), a private company incorporated under the laws of South Africa with 15 BEE shareholders including Tumelo Motsisi and Harold Motaung;

“Pelawan Trust” means the independent South African trust established in accordance with the Pelawan Trust Deed, the trustees of which are Deneys Reitz Trustees (Proprietary) Limited, Tumelo Motsisi and Asna Chris Harold Motaung;

“Pelawan Trust Deed” means the trust deed establishing the Pelawan Trust dated September 2, 2004;

“Person” includes a natural person, body corporate, partnership, syndicate or other form of unincorporated entity;

“Plateau” means Plateau Resources (Proprietary) Limited (registration number 1996/013879/07), a private company incorporated under the laws of South Africa, being an indirect wholly-owned subsidiary of Anooraq;

“Proxy” means the form of proxy printed on blue coloured paper which accompanies this Information Circular, to be completed by all Shareholders whose Common Shares are registered on the Company’s Canadian register of Shareholders;

“SEDAR” means the System for Electronic Document Analysis and Retrieval (SEDAR) available on the Internet at www.sedar.com;

“Shareholder” means a holder of Common Shares;

“South Africa” means the Republic of South Africa;

“South African Proxy” means the form of proxy printed on yellow coloured paper which accompanies this Information Circular and is to be completed by Shareholders whose Common Shares are registered on the Company’s South African register of Shareholders;

“Stock Option Plan” means the incentive stock option plan of the Company as adopted on June 17, 2005 and amended as of June 15, 2009;

“Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia), as amended, except as otherwise provided herein;

“TSX-V” means TSX Venture Exchange Inc.; and

“ZAR” means the South African Rand, the currency of South Africa.

Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

GENERAL PROXY INFORMATION

The following proxy information is applicable to all Shareholders, other than Shareholders whose shares are registered on the Company’s South African register of Shareholders (“South African Shareholders”). South African Shareholders should refer to the section of this Information Circular entitled “Information for South African Shareholders” for proxy instructions.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of Proxy are Philip Kotze, President, Chief Executive Officer and a director of the Company, and alternatively, Tumelo Motsisi, Chairman and director of the Company and Ronald Thiessen, director of the Company. If you are a Shareholder entitled to vote in person at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and actually registered in your name, then you are a Registered Shareholder. However, if, like most Shareholders, you hold your shares in a brokerage account then you are a Beneficial Shareholder and the manner for voting is different for Beneficial Shareholders. Beneficial Shareholders should read the instructions below carefully.

Voting by Proxyholders

The persons named in the Proxy will vote, or withhold from voting, the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of Proxy (blue sheet) and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed form of Proxy (blue sheet) for the toll free number, the holder’s account number and the proxy access number; or

(c)	using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed form of Proxy (blue sheet) for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010, or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays in the City of Toronto) before the commencement of the adjourned Meeting at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder, you should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

These securityholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holding of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i)

delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors has fixed May 19, 2010 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy, in the manner and subject to the provisions described above or under the heading “Information for South African Shareholders”, will be entitled to vote or to have their Common Shares voted at the Meeting. Quorum for the transaction of business at the Meeting is two persons present in person or by proxy, holding not less than 5% of the issued and outstanding Common Shares at the Record Date.

As of the Record Date, there were 201,763,473 Common Shares without par value issued and outstanding, each carrying the right to one vote. The Company is authorized to issue an unlimited number of Common Shares and is also authorized to issue an unlimited number of preferred shares. There are 111,600,000 B2 and 115,800,000 B3 cumulative convertible redeemable preference shares issued and outstanding as at the Record Date, which do not carry the right to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all issued and outstanding Common Shares of the Company as at the Record Date are:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee(1) Pelawan Investments (Proprietary) Limited, as Beneficiary 4th Floor, 82 Grayston Drive Sandton, 2196, South Africa	115,436,438	57.2%
Mr Tumelo M. Motsisi(2) 4th Floor, 82 Grayston Drive Sandton, South Africa	28,520,743	14.1%
The Canadian Depository for Securities Limited (“CDS”)(3) 25 The Esplanade PO Box 1038 Stn A Toronto, ON M5W 1G5	58,699,496	29.1%

(1)	These shares are registered in the name of Pelawan Trust, which holds such shares in trust for Pelawan pursuant to escrow arrangements described in Item 4.A.2. “Summary Corporate History and Intercorporate Relationships” of Anooraq’s annual report on Form 20-F available at http://www.sec.gov/edgar.shtml.
(2)	Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, (multiplied by the number of Common Shares of Anooraq (115,436,438) held by the Pelawan Trust). Therefore, 27,704,745 of these shares are held as an indirect interest in the 115,436,438 shares shown above.
(3)	CDS is a clearing house for brokerage firms whose clients beneficially own the shares. Management of the Company is unaware of the beneficial ownership of the shares registered in the name of CDS although these figures may include shares of management held in brokerage houses.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2009 and the auditors’ report thereon, with the related management discussion and analysis, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Quebec.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Anooraq Resources Corporation, Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365. These documents are also available through the Company’s profile on SEDAR available on the Internet at www.sedar.com and on the Company’s website at www.anooraqresources.co.za.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein under “Election of Directors” and “Appointment of Auditor”. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the Meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

A 75% majority of votes cast at the Meeting is required to pass the resolutions described in Schedule A hereto, relating to the change in name.

In the event that the resolution in respect of the special business of the Meeting relating to the change in name is not approved by Shareholders, the Board of Directors retain the authority to implement or not implement any of the actions contemplated in such resolution and at such times as the Board of Directors, in their sole discretion, may see fit.

DIRECTORS

The following section sets out the names of members of the Board of Directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the Record Date. The information as to the number of Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca. All of the directors listed below are nominated for re-election.

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common Shares beneficially owned, controlled or directed(1)(2)	B2 Preference shares(1)(3)	B3 Preference shares(1)(4)
Fikile Tebogo DE BUCK(7)(8)(10) Non-Executive Director Gauteng, South Africa	Since November 2008	Nil	—	—
Anu DHIR(7)(9)(10)(11) Director London, England	Since July 2008	Nil	—	—
Wayne KIRK(7)(8) Director Washington, United States	Since July 2005	3,000	—	—
Philip KOTZE Director, President and Chief Executive Officer Randfontein, South Africa	Since July 2008	100,000	—	—
Harold MOTAUNG Director Gauteng, South Africa	Since September 2004	19,754,262(5)	18,972,000(5)	19,686,000(5)
Tumelo MOTSISI(9)(11) Director and Deputy Chairman Gauteng, South Africa	Since September 2004	28,520,743(6)	26,784,000(6)	27,792,000(6)
Sipho NKOSI(8) (9) Director Gauteng, South Africa	Since November 2004	Nil	—	—
Rizelle SAMPSON(10) Director Gauteng, South Africa	Since September 2004	Nil	—	—
Ronald THIESSEN(11) Director British Columbia, Canada	Since April 1996	740,923	—	—

(1)	The information as to number of common shares beneficially owned controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.
(2)	Directors personally own or control a total of 49,118,928 common shares, which represent approximately 24.4% of the current outstanding shares. The directors also hold 7,861,000 options.
(3)	Directors personally own or control a total of 45,756,000 B2 Preference shares, which represent approximately 41% of the current outstanding shares.

(4)	Directors personally own or control a total of 47,478,000 B3 Preference shares, which represent approximately 41% of the current outstanding shares.
(5)	Indirect holdings being 170 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares of Anooraq (115,436,438), B2 Preference shares of Plateau (111,600,000) and B3 Preference shares of Plateau (115,800,000) held by the Pelawan Trust.
(6)	Indirect holdings being 240 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan, multiplied by the number of Common Shares of Anooraq (115,436,438), B2 Preference shares of Plateau (111,600,000) and B3 Preference shares of Plateau (115,800,000) held by the Pelawan Trust.
(7)	Member of the Audit Committee.
(8)	Member of Nominating and Governance Committee.
(9)	Member of Compensation Committee.
(10)	Member of the Sustainable Development and Health and Safety Committee.
(11)	Member of the Investment Committee.

There have been no changes in the Directors’ holdings of Common Shares as set out above between December 31, 2009 and the date of this Information Circular. The following are biographies for the current directors of Anooraq and those nominated for election.

FIKILE TEBOGO DE BUCK, CA – Director

Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. She holds a BA degree in Economics and Accounting from the University of Swaziland. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Limited and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa.

Ms. De Buck is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Harmony Gold Company Limited	Director	April 2006	Present

Anooraq Resources Corporation	Director	November 2008	Present

ANU DHIR, B.A., JD – Non Executive Director

Anu Dhir holds a bachelor of arts degree from the University of Toronto, Canada and a law degree (Juris Doctor) from Quinnipiac University, Connecticut, USA. She was called to the Connecticut bar in 1995. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas and technology sectors. She most recently served as Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a TSX-listed company. She serves on the board of directors of Compass Asset Management (subsidiary of the VISOR Group) headquartered in Almaty, Kazakhstan. She is currently Managing Director of Miniqs Limited, a private group that is primarily interested in resource projects that have the capability of growing into major producing operations.

During the past five years, Ms. Dhir is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

Katanga Mining Limited	Director	March 2004	November 2004

	Vice President, Corporate Development	January 2006	October 2009

Andina Minerals Inc.	Officer	January 2006	November 2006

Company	Positions Held	From	To
Compass Asset Management	Director	June 2009	Present
Miniqs Limited	Director and Officer	March 2010	Present

PHILIP KOTZE, Pr.Eng., - President, CEO and Director

Philip Kotze is a mining engineer with over 28 years of experience in the mining industry, including both operations and executive positions at AngloGold Limited, Kalahari Goldridge Mining Company Limited and Harmony Gold Mining Company Limited. A graduate of the University of the Witwatersrand with a Graduate Diploma in Engineering (Mining Economics), Mr Kotze also holds a National Higher Diploma in Metalliferous Mining (WITS Technikon) as well as qualifications in Industrial Relations and Management.

During the past five years, Mr. Kotze is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2008	Present

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired attorney and consultant. With over 40 years professional experience Mr. Kirk also has over nine years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest in San Francisco.

During the past five years, Mr. Kirk is, or has been, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present

Gabriel Resources Limited	Director	June 2008	Present

Great Basin Gold Limited	Director	July 2004	Present

Northern Dynasty Minerals Limited	Director	July 2004	Present

Taseko Mines Limited	Director	July 2004	Present

A. H. C. (HAROLD) MOTAUNG, BSc, MBA – Director

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government’s Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.

TUMELO M. MOTSISI, BA, LLM, MBA – Executive Chairman and Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the Negotiated Benefits Consultants division of Alexander Forbes, a South African financial services company.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions (“Cosatu”). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi also served as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings. Mr. Motsisi is a member and director of several South African companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

SIPHO A. NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of and is currently Chief Executive Officer of Eyesizwe Coal (Pty) Limited (“Eyesizwe”). Eyesizwe is one of South Africa’s largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Limited and Alstom SA (Pty) Limited, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Limited., an international mining company.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present

Exxaro Resources Limited	Director	November 2006	Present

Great Basin Gold Limited	Director	August 2003	Present

RIZELLE M. SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Corporate Finance from the University of London (School of Economics), a Certificate in Telecommunications Policy, Regulation and Management from the University of the Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Ms. Sampson has held positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the Chief Executive Officer) and at Sentech Limited. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Limited (“AFIH”), an investment holding company that is primarily black woman owned and managed. Ms. Sampson represents AFIH on the board of Tellumat (Pty) Limited. She is also a member of the Sentech Educational Fund Advisory Board and Chairperson of the board of the National Electronic Institute of South Africa (Nemisa).

During the past five years, Ms. Sampson is, or has been a director of the following public companies:

Company	Positions Held	From	To
Independent Power Southern Africa (IPSA) Group PLC	Director	January 2009	Present

Anooraq Resources Corporation	Director	September 2004	Present

RONALD W. THIESSEN, CA – Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present

	President and Chief Executive Officer	September 2000	August 2007

Amarc Resources Limited	Director	September 1995	Present

	President and Chief Executive Officer	September 2000	Present

Continental Minerals Corporation	Director	November 1995	Present

	President and Chief Executive Officer	September 2000	January 2006

	Co-Chairman	January 2006	Present

Detour Gold Corporation	Director and Chairman	July 2006	Present

Farallon Resources Limited	Director	August 1994	Present

	President and Chief Executive Officer	December 1999	September 2004

	Co-Chairman	September 2004	December 2005

	Chairman	December 2005	Present

Great Basin Gold Limited	Director	October 1993	Present

	President and Chief Executive Officer	September 2000	December 2005

	Co-Chairman	December 2005	November 2006

	Chairman	November 2006	Present

Northern Dynasty Minerals Limited	Director	November 1995	Present

	President and Chief Executive Officer	November 2001	Present

Rockwell Diamonds Inc.	Director	November 2000	September 2007

	President and CEO	November 2000	September 2006

	Chairman	September 2006	September 2007

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present

	President and Chief Executive Officer	September 2000	July 2005

	Co-Chairman	July 2005	May 2006

	Chairman	May 2006	Present

Tri-Gold Resources Corporation	Director	July 1992	December 2006

Conflicts of Interest

Directors and officers of Anooraq may from time to time serve as directors of and have an interest either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Anooraq may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Anooraq for ratification. In any event, the directors of Anooraq must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Anooraq, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Anooraq.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG Inc. (“KPMG”), Chartered Accountants, 85 Empire Road, Parktown, Johannesburg, South Africa. KPMG will be nominated at the Meeting for reappointment as auditors of the Company at a remuneration to be fixed by the Audit Committee of the Board of Directors. KPMG was first appointed auditor of the Company on May 21, 2004.

PARTICULARS OF MATTERS TO BE ACTED UPON

At the Meeting, Shareholders will be asked to consider the special business described in this section.

Change of Name

Shareholders will be asked at the Meeting to consider a special resolution to alter the notice of Articles to change the name of the Company from Anooraq Resources Corporation to Atlatsa Resources Corporation.

The change of name must be approved by a three-quarters (75%) majority of Shareholders present in person or by proxy at the Meeting. The resolution approving the change of name from Anooraq Resources Corporation to Atlatsa Resources Corporation is hereby attached as Schedule A. If the resolution approving the change of name is approved by Shareholders, the Board of Directors retains the discretion whether to implement the change of name and at such time as the Board of Directors, in their sole discretion, see fit.

The Board of Directors has determined that the change of name from Anooraq Resources Corporation to Atlatsa Resources Corporation is in the best interests of the Company and recommends that Shareholders vote in favour of the resolution attached hereto as Schedule A.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Company has a Compensation Committee to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)	To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the Directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors.

(b)	To review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the Chief Executive Officer, Chief Financial Officer and other senior officers (collectively, the “Officers”) if applicable. The Compensation Committee evaluates the performance of the Officers in light of those goals and review and recommend to the Board the officers’ annual compensation and incentive or equity plan participation levels and bases of participation. Recommendations of compensation include salary, bonus, and other incentive compensation.

(c)	To review and recommend to the Board on an annual basis the evaluation process and compensation structure for the Company’s other employees.

(d)	Based upon input and recommendations from the officers, to review the Company’s incentive compensation plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new incentive compensation plans.

(e)	To administer the Company’s stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(f)	To prepare and publish any annual executive compensation report in the Company’s annual information form or proxy statement.

The Compensation Committee is composed of Anu Dhir (the Committee Chairperson), Sipho Nkosi, both of whom are independent directors, and Tumelo Motsisi who is a non-independent director. Tumelo Motsisi ceased to be a member post the end of the fiscal year on May 10, 2010. During 2009, the committee met twice and the proceedings at such meetings were documented in the form of meeting minutes.

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);

(b)	the Chief Financial Officer (“CFO”);

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2009.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international such as list publications. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities.

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. Effective July 1, 2009, on completion of the Bokoni Acquisition a bonus was paid to Tumelo Motsisi ($175,350), Harold Motaung ($144,375), Joel Kesler ($127,575) and Iemrahn Hassen ($59,125). No other bonus arrangements have been agreed although certain NEOs may be awarded bonus compensation in 2010 based on objectives to be agreed by the Board for 2010.

Equity Participation

The Company has in place the Stock Option Plan dated for reference May 21, 2004, as amended June 17, 2005 and on June 15, 2009. The terms of the Plan are described below at “Stock Option Plan.” The Stock Option Plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent directors, employees and consultants, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Company. Stock options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants.

The Company also currently has a scheme in place to award share appreciation rights (“SARs”) to recognise the contributions of senior staff to the Company’s financial position and performance and to retain key employees. These share appreciation rights are linked to the share price of the Company’s Common Shares on the JSE and are settled in cash on the exercise date.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Compensation Committee administers the stock option plan, generally granting options annually to directors, management, employees and consultants, and to individuals commencing employment with the Company.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares on December 31, 2004 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

SUMMARY COMPENSATION TABLE

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2009 is:

Name	Year	Salary(3) ($)	Option based awards(4) ($)		Non-equity incentive plan compensation		Pension, provident and medical value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive plans (5) ($)	Long- term incentive plans ($)
Phillip Kotze (1)	2009	414,559	143,350		Nil	Nil	89,055	Nil	646,963
Director, President and	2008	200,000	1,359,428		Nil	Nil	Nil	Nil	1,559,428
Chief Executive Officer
Iemrahn Hassen (2)	2009	291,155	287,987		59,125	Nil	37,200	Nil	675,468
Director	2008	236,500	Nil		Nil	Nil	Nil	3,094	239,594
Chief Financial Officer	2007	128,333	229,203		Nil	Nil	Nil	Nil	357,536
Tumelo Motsisi	2009	366,733	234,339		323,007	Nil	80,042	Nil	1,004,122
Director	2008	350,700	941,191		167,000	Nil	Nil	3,094	1,461,985
Executive Deputy Chairman	2007	334,000	1,831,018		Nil	Nil	Nil	Nil	2,615,018
Harold Motaung	2009	302,056	90,996		144,375	Nil	88,167	Nil	625,594
Director	2008	288,750	941,191	(6)	137,500	Nil	Nil	3,094	1,370,535
Sustainability and social affairs	2007	275,000	1,004,713		Nil	Nil	Nil	Nil	1,279,713
Joel Kesler	2009	267,705	91,590		267,910	Nil	73,877	Nil	701,083
Corporate Finance and	2008	255,150	941,191		121,500	Nil	Nil	3,094	1,320,935
Business Development	2007	243,000	892,034		Nil	Nil	Nil	Nil	1,135,034
Bava Reddy	2009	207,841	369,724		Nil	Nil	44,097	Nil	621,662
Executive: Mineral Strategy	2008	44,586	Nil		Nil	Nil	3,546	Nil	48,132
and Exploration
DeWet Schutte (7)	2009	23,110	Nil		Nil	Nil	248	Nil	23,359
Acting Chief Financial Officer

Notes:

(1)	Mr. Kotze was appointed as Chief Executive Officer on July 1, 2008.
(2)	Mr. Iemrahn Hassen resigned his duties as Chief Financial Officer and a director on November 25, 2009.
(3)	Compensation of certain of the Company’s South African executives is payable in Canadian dollars but is paid to each executive in South African Rand (“ZAR”) at an exchange rate of 1 Canadian dollar = ZAR 7.18, being the average monthly rate in effect for the year ended December 31, 2009.
(4)	The options granted in the 2007, 2008 and 2009 financial years were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.
(5)	The annual incentive figures (other than the amount payable to Iemrahn Hassen) are related to a bonus arrangement approved by the Board in 2007 whereby a cash bonus equal to 100% of annual base salary, payable 50% on signing of the Bokoni Acquisition Agreements in 2008 and 50% on the Closing Date of the Bokoni acquisition in 2009.
(6)	The Company cancelled Mr. Motaung’s options to purchase 525,000 Common Shares at an exercise price of $2.90 per share expiring on June 30, 2013, subsequent to the covered financial year.
(7)	Mr. DeWet Schutte was appointed Acting Chief Financial Officer in December 2009 and has been appointed as

Chief Financial Officer with effect from 1 May 2010.

The NEOs who are also directors do not receive any compensation in their capacity as directors of the Company.

INCENTIVE PLAN AWARDS

The Company currently has an option-based awards plan and a share appreciation rights scheme in place for certain employees. At the annual and extraordinary general meeting of the shareholders of the Company held on June 15, 2009 all the share options outstanding were approved for repricing to $1.29. The following table sets out all option-based awards outstanding as at December 31, 2009 for each NEO:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Phillip Kotze	796,000 1,000,000	1.29 0.84	June 25, 2013 November 30, 2016	Nil Nil
Iemrahn Hassen	126,000	1.29	December 1, 2010	Nil
Tumelo Motsisi	975,000 525,000 800,000	1.29 1.29 0.84	October 15, 2012 June 30, 2013 November 30, 2016	Nil Nil Nil
Harold Motaung	535,000 525,000 510,000	1.29 1.29 0.84	October 15, 2012 December 17, 2010 November 30, 2016	Nil Nil Nil
Joel Kesler	475,000 525,000 570,000	1.29 1.29 0.84	October 15, 2012 June 30, 2013 November 30, 2016	Nil Nil Nil
Bava Reddy	550,000 540,000	0.96 0.84	June 30, 2014 November 30, 2016	Nil Nil

Notes:

(1)	The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s common shares at December 31, 2009 ($0.90/share) underlying the option on the TSX-V and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each NEO:

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Phillip Kotze	Nil	Nil
Tumelo Motsisi	Nil	Nil
Harold Motaung	Nil	Nil
Joel Kesler	Nil	Nil

NAME	Option based awards - Value vested during the year(1)	Non-equity incentive plan compensation – value earned during year
Iemrahn Hassen	Nil	Nil
Bava Reddy	Nil	Nil
DeWet Schutte	Nil	Nil

Notes:

(1)	These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Stock Option Plan

As noted above, the only equity compensation plan which the Company has in place is the Stock Option Plan which was previously approved by Shareholders on May 21, 2004, as amended June 17, 2005 and again on June 15, 2009. Amendments to the Stock Option Plan were approved by Anooraq shareholders at the annual and extraordinary general meeting of the Company held on June 15, 2009. Such amendments were as follows:

(a)	to reprice 8.061 million options outstanding on June 15, 2009 to decrease the exercise price of such stock options to $1.29, including stock options granted to certain insiders of the Company pursuant to the Repricing; and

(b)	to amend the Company’s current stock option plan to increase the maximum number of Common Shares that may be issued pursuant to the plan from 18,300,000 to 32,600,000 Common Shares, less the 8,464,000 shares previously issued on exercise of options under the Plan, resulting in an increase in the number of Common Shares available for issuance pursuant to stock option grants made following the 2009 annual and extraordinary general meeting of the Company to 16,300,000 Common Shares.

Repricing

Pursuant to the Repricing, the exercise price of the outstanding stock options of the Company was reduced to $1.29, which was determined in accordance the requirements of the TSX-V. The Board of Directors determined that the Repricing was desirable to the Company in order to reflect current market value of the Company’s Common Shares and to incentivize the management and employees of the Company and to better align their interests with the interests of the Company.

Issue of new options

During the 2009 year the Company issued 6,156,000 share options with a weighted average exercise price of 0.86.

The terms of the outstanding stock options at December 31, 2009 are as follows:

Expiry date	Option price		Number of options outstanding	Number of options vested	Weighted average life (years)
17 December 2010	$1.29	#	1,285,000	1,285,000	1.9
1 July 2010	$1.29	#	119,000	119,000	1.5
15 October 2012	$1.29	#	4,306,000	4,306,000	3.8
25 June 2013	$1.29	#	916,000	916,000	4.5
30 June 2013	$1.29	#	1,410,000	1,410,000	4.5
25 June 2014	$0.96		1,126,000	1,126,000	4.5
30 June 2013	$0.84		5,030,000	—	6.9

Total			14,192,000	9,162,000

Weighted average exercise price			$1.10	$1.25

#	- The options were re-priced to $1.29 on June 30, 2009.

The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The Stock Option Plan provides that options may be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options typically expire five years after the date of grant of such options.

Eligible Optionees

Under TSX-V policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSX-V with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of the TSX-V.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

(a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

(b)	for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

(c)	an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

(d)	the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSX-V on the last trading day before the date that the option is granted less allowable discounts as permitted by TSX-V (depending on the price at the time of grant).

PENSION PLAN BENEFITS

The full time employees of the company at the corporate offices belong to the Alexander Forbes Retirement Fund (Provident and Pension sections). The Company contributes 14% of the basic salaries of the employees on a monthly basis to the fund.

The employees of the Bokoni Mine belong to the following funds depending on their position:

•	The Company contributes 14% of the basic salaries of certain employees to the Amplats Group Provident Fund.

•	The Company contributes 14% of the basic salaries of certain employees to the Amplats Mines Retirement Fund.

Membership of these retirement funds is compulsory in all cases.

TERMINATION AND CHANGE IN CONTROL BENEFITS

There is no written employment contract between the Company and any Named Executive Officer.

It is not expected that there will be any written contracts between the Company and any directors which are appointed to the Board.

There are no compensatory plans or arrangements with the Named Executive Officers that entitle a Named Executive Officer to receive more than $100,000 from the Company as a result of the resignation, retirement or any other termination of employment of the Named Executive Officers’ employment, a change in control of the Company or its subsidiaries or a change of the Named Executive Officers’ responsibilities following a change in control.

DIRECTOR COMPENSATION

Each director of the Company, who is not an executive officer, but a independent director (namely, Sipho Nkosi, Wayne Kirk, Fikile Tebogo De Buck, Rizelle Sampson and Anu Dhir) are paid an annual director’s fee of $35,000, plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with HDSI (namely Ronald Thiessen) are paid a fee through Hunter Dickinson Services Inc for their services based on time spent on the Company’s matters during the year. There is no written or oral contract between the Company or any of its subsidiaries and any executive or non-executive director relating to remuneration or fees payable or restraint payments.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2009 is:

Name of Director (7)	Fees earned ($)(2)	Option- based awards ($)(5)(6)	Bonus Shares	Non-equity incentive plan compensation	Total ($)
Anu Dhir(3)	35,083	21,586	Nil	Nil	56,669
Fikile De Buck(4)	36,500	4,951	Nil	Nil	41,451
Wayne Kirk(6)	38,000	54,855	Nil	Nil	92,855
Popo Molefe	14,500	88,719	Nil	Nil	103,219
Sipho Nkosi	33,000	52,083	Nil	Nil	85,083
Rizelle Sampson	35,000	52,083	Nil	Nil	87,083
Ronald W. Thiessen(1)	Nil	21,586	33,746	Nil	55,332

Notes:

(1)	Director of HDSI.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)	Anu Dhir joined the Company as a director in July 2008.
(4)	Fikile De Buck joined the Company as a director in September 2008
(5)	The options were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives – Stock Option Plan). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate. The Black-Scholes grant date fair value for awards granted on June 29, 2009 and November 30, 2009 was 100% and 101% of the option exercise price.
(6)	Nominating and Governance Committee Chairman
(7)	Directors who are also NEOs do not receive compensation for services as directors.

The following table sets out all option-based awards outstanding as at December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Ronald Thiessen	120,000 150,000	1.29 0.84	June 30, 2013 November 30, 2016	Nil Nil
Wayne Kirk	360,000 150,000	1.29 0.84	October 15, 2012 November 30, 2016	Nil Nil
Sipho Nkosi	100,000 240,000 150,000	1.29 1.29 0.84	December 17, 2010 October 15, 2012 November 30, 2016	Nil Nil Nil
Rizelle Sampson	100,000 240,000 150,000	1.29 1.29 0.84	December 17, 2010 October 15, 2012 November 30, 2016	Nil Nil Nil
Anu Dhir	120,000 150,000	1.29 0.84	June 25, 2013 November 30, 2016	Nil Nil
Fikile De Buck	150,000	0.84	November 30, 2016	Nil

Note:

(1)	The value at December 31, 2009 is calculated by determining the difference between the closing price of the Company’s common shares on December 31, 2009 ($0.90) underlying the option on the TSX –V.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

NAME	Option based awards - Value vested during the year (1)	Non-equity based incentive compensation – Value earned during year
Ronald Thiessen	Nil	Nil
Wayne Kirk	Nil	Nil
Sipho Nkosi	Nil	Nil
Rizelle Sampson	Nil	Nil
Anu Dhir	Nil	Nil
Fikile De Buck	Nil	Nil
Popo Molefe	Nil	Nil

Notes:

(1)	These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the option at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Compensation Transactions

In 2009 Anooraq has implemented the following Compensation Transactions, which were approved by Shareholders on June 15, 2009:

(a)	Completion Bonuses payable by Anooraq to Tumelo Motsisi, Harold Motaung, Joel Kesler and Iemrahn Hassen in connection with the completion of the Acquisition in Common Shares instead of cash. Each of the aforementioned individuals played pivotal roles in respect of the Acquisition; and

(b)	In addition to the replacement stock options issued on June 30, 2008, compensate Ronald Thiessen, Scott Cousens, Robert Dickinson, Joel Kesler and Tumelo Motsisi for the exercise of a portion of their vested and outstanding stock options in order to provide the Company with working capital, notwithstanding that the exercise of such stock options was prior to their expiry date of December 2010, and for their undertaking not to dispose of the Common Shares acquired through the exercise the stock options until the market for Common Shares stabilised. Such compensation was settled by the issuance of Common Shares.

The Completion Bonuses were as follows:

Name and Position	Amount of Completion Bonus Payable ($)	Number of Common Shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Deputy Chairman	323,007	290,997
Harold Motaung, Chief Operating Officer and Director	144,375	130,068
Joel Kesler, Vice President, Business Development	267,910	241,360

Name and Position	Amount of Completion Bonus Payable ($)	Number of Common Shares Issued (Issue price $1.11)
Iemrahn Hassen, Chief Financial Officer	59,125	53,266
Total	794,417	715,691

The Company settled the Completion Bonuses through the issuance of Common Shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Acquisition and related transactions on May 14, 2009.

During June 2008, the Company agreed with certain directors and officers that such directors and officers would exercise a portion of their vested and outstanding stock options in order to provide the Company with working capital and not dispose of the Common Shares acquired through the exercise of the stock options until the market for Common Shares stabilised, which was expected to be on the Closing Date. The Company agreed with such directors and officers that they would be compensated for the cost of the early exercise of the stock options and restriction on trading by the payment of an amount equal to the aggregate of interest at 13% per annum, from June 25, 2008 (being the date of exercise of the stock options) to the Closing Date on (i) the exercise price of the stock options, and (ii) the tax payable by such directors and officers in respect of the exercise of the stock options (“Option Compensation”).

The details of the stock options exercised and the compensation in respect thereof is as follows:

Name	Number of Stock Options Exercised	Exercise Price	Amount of Option Compensation	Number of Common Shares Issued (Issue price $1.11)
Tumelo Motsisi, Executive Deputy Chairman	525,000	$1.40	$147,658	133,025
Joel Kesler, Vice President, Business Development	525,000	$1.40	$140,336	126,429
Ronald Thiessen Director	120,000	$1.40	$33,746	30,402
Scott Cousens Former Director	120,000	$1.40	$33,746	30,402
Robert Dickinson Former Director	120,000	$1.40	$33,746	30,402

The Company settled the Option Compensation through the issuance of Common Shares to each of the above persons at an issuance price equal to $1.11, being the closing price of the Common Shares on the TSX-V on the business day immediately prior to the announcement of the Acquisition and related transactions on May 14, 2009.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance

Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101.

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters. There are five independent and four non-independent directors. The Company’s Corporate Governance Policies and Procedures Manual, which governs the conduct of the Board of Directors, is available on the Company’s website at http://www.anooraqresources.co.za.

The Board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary. The independent members of the Board of Directors of the Company for the fiscal year ended December 31, 2009 were Fikile De Buck, Anu Dhir, Wayne Kirk, Sipho Nkosi and Rizelle Sampson.

The non-independent directors for the fiscal year ended December 31, 2009 were Philip Kotze (President and Chief Executive Officer), Harold Motaung (Chief Operating Officer), Tumelo Motsisi (Former Acting President and Chief Executive Officer), and Ron Thiessen (former Chief Executive Officer and employee of HDSI).

The following table sets forth the record of attendance of board and committee meetings by directors for the 12 months ended December 31, 2009:

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee
Anu Dhir(3)(4)(5)	4 of 4	3 of 4	1 of 1	1 of 1
Fikile De Buck(6) (1)	2 of 4	3 of 4	1 of 1	Not applicable
Iemrahn Hassen	4 of 4	4 of 4	1 of 1	1 of 1
Philip Kotze	4 of 4	4 of 4	1 of 1	1 of 1
Wayne Kirk (2)(7)	4 of 4	4 of 4	1 of 1	Not applicable
Popo Molefe(5)(7)	1 of 4	Not applicable	0 of 1	Not applicable
Harold Motaung	3 of 4	Not applicable	Not applicable	Not applicable
Tumelo Motsisi(3)(4)	3 of 4	Not applicable	Not applicable	1 of 1
Sipho Nkosi(3)(4)(7)	2 of 4	Not applicable	1 of 1	0 of 1
Rizelle Sampson	3 of 4	Not applicable	Not applicable	Not applicable
Scott Cousens	2 of 4	Not applicable	Not applicable	Not applicable
David Elliot	2 of 4	2 of 4	Not applicable	Not applicable
Robert Dickinson	1 of 4	Not applicable	Not applicable	Not applicable
Ronald W. Thiessen	4 of 4	Not applicable	Not applicable	Not applicable

Notes:

(1)	Audit Committee Chairman.
(2)	Nominating and Governance Committee Chairman.
(3)	Member of the Compensation Committee
(4)	Effective August 12, 2008 the Compensation Committee was reconstituted Anu Dhir (Chairperson), Sipho Nkosi and Tumelo Motsisi. During the period Ron Thiessen resigned from the Committee.
(5)	Effective August 12, 2008, Anu Dhir was appointed to the Audit Committee to replace Popo Molefe.
(6)	Effective September 12, 2008, Fikile De Buck was appointed to the Audit Committee

(7)	Effective August 12, 2008 the Nominating and Governance Committee was reconstituted to consist of Wayne Kirk, Sipho Nkosi and Popo Molefe. During the period David Elliott resigned from the Committee.

2.	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral projects and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

3.	Ethical Business Conduct

The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com). The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4.	Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, though the full Board retains responsibility for the recommendation of directors to the Shareholders for election.

5.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.	Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance Committee and Compensation Committee.

7.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees. The Board and its committees have initiated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has adopted a charter, a copy which is attached as Schedule “A” to the Company’s Annual Information Form for the fiscal year ended December 31, 2009 which is available for download at www.sedar.com or as

Exhibit 5 to the Company’s Corporate Governance Policies and Procedures Manual on the Company’s website at www.anooraqresources.com.

Composition of the Audit Committee

The members of the Audit Committee are Anu Dhir, Fikile De Buck and Wayne Kirk. All of the members of the Audit Committee are independent members of the Audit Committee and all members are considered to be financially literate. Ms. DeBuck is a Chartered Certified Accountant and is hence is considered a “financial expert”.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•

an understanding of internal controls and procedures for financial reporting. Mr. Kirk is an experienced securities lawyer and Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants (FCCA (UK)). Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2009	Fees paid to auditor in year ended December 31, 2008
Audit Fees (1)	$285,514	$311,500
Audit-Related Fees (2)	48,862	42,500
Tax Fees(3)	Nil	Nil

Nature of Services	Fees paid to auditor in year ended December 31, 2009	Fees paid to auditor in year ended December 31, 2008
All Other Fees(4)	Nil	Nil
Total	$334,376	$354,000

Notes:

1.	“Audit fees” consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the Company’s external auditor reasonably can provide, and include audits, interim reviews, comfort letters and consents, other attest services related to the audit or regulatory filings, and services associated with the filing of documents with regulatory authorities.
2.	“Audit-related” fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations related to financial accounting and reporting matters and standards, and other periodic reports.
3.	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
4.	“All Other Fees” include all other non-audit services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the fiscal year ended December 31, 2009, or has any interest in any material transaction in the current year other than as set out in this Information Circular.

MANAGEMENT CONTRACTS

Except for services performed by HDSI pursuant to the HDSI Management Services Contract and Pelawan as described in the Company’s Annual Information Form dated March 30, 2010 and filed on SEDAR at www.sedar.com, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company. A copy of the Company’s Amended Annual Information Form dated March 30, 2010 will be provided free of charge to any Shareholder upon request.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form dated March 30, 2010 and filed on SEDAR on March 30, 2010. Financial information is provided in the audited financial statements for the year ended December 31, 2009 and the accompanying auditor’s report thereon and related management’s discussion and analysis which were filed on SEDAR on March 30, 2010. Additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone number (604) 684-6365 or +27 11 883 0831 (South Africa) or fax number (604) 684-8092 or +27 11 883 0836 (South Africa).

Shareholders may refer to the following documents, available on SEDAR at www.sedar.com, which documents do not form part of and are not, unless otherwise stated herein, incorporated by reference into this Information Circular:

(a)	details of the Company’s current share capital in the Company’s Annual Information Form filed on SEDAR on March 30, 2010 and in the audited financial statements of the Company for the year ended December 31, 2009 as filed on SEDAR on March 30, 2010;

(b)	details of material loans made to the Company and its subsidiaries in the audited financial statements for the year ended December 31, 2009 as filed on SEDAR on March 30, 2010;

(c)	the historical market prices of Anooraq securities listed in the Company’s Annual Information Form filed on SEDAR on March 30, 2010 and on the TSX-V website (www.tsx.com) and on the JSE website (www.jse.co.za);

(d)	a description of the current business of the Company in the Company’s Annual Information Form filed on SEDAR on March 30, 2010;

(e)	the prospects of the Company as described in the Company’s Annual Information Form dated March 30, 2010 and in management’s discussion and analysis which accompanies the audited financial statements for the year ended December 31, 2009 as filed on SEDAR on March 30, 2010;

(f)	the history of the change in controlling shareholders through the Insider Reports and Early Warning reporting released on SEDAR;

(g)	all material contracts (i.e. any contract to which the Company or any of its subsidiaries is a party, other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year, or before the last financial year but is still in effect, including the agreements relating to the Acquisition as well as any external management / administration agreements) in the Company’s Annual Information Form which was filed on SEDAR on March 30, 2010;

(h)	the historical auditors’ reports and audited financial statements of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 as filed on SEDAR;

(i)	all corporate records (articles of incorporation, central securities register etc.) at the registered and records office of the Company; and

(j)	all National 43-101F1 compliant technical reports (Competent Persons Reports) as filed on SEDAR.

NO MATERIAL CHANGE

There has been no material change in the financial or trading position of the Company and its subsidiaries subsequent to the end of the last financial period reported on, namely the twelve months ended December 31, 2009, and the date of the Information Circular.

OTHER MATTERS

The directors of the Company are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board of Directors.

The directors of the Company whose names are set out on pages 14 to 15 as at the date hereof collectively and individually accept full responsibility for the accuracy of the information given in this Information Circular and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, all reasonable enquiries to ascertain such facts have been made, and the circular contains all information required by the JSE Listings Requirements.

INFORMATION FOR SOUTH AFRICAN SHAREHOLDERS

This Information Circular will be distributed to all Shareholders on the South Africa register who hold their Common Shares in certificated form and to those beneficial shareholders on the South Africa register who have dematerialised their Common Shares and elected to receive such documentation.

South African Proxy Instructions

Voting by Proxyholders

The persons named in the South African Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The South African Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the South African Proxy, the persons named in the South African Proxy will vote the Common Shares represented by the South African Proxy for the approval of such matter.

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a CSDP and who are unable to attend the Meeting but wish to be represented thereat may complete and return the attached form of South African Proxy (yellow), in accordance with the instructions contained therein, to be received by Computershare Investor Services (Pty) Limited by mail at PO Box 61051, Marshalltown, 2107 or by hand at Ground Floor, 70 Marshall Street, Johannesburg, 2001 prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) prior to the time set for the adjournment thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee and who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend. If such shareholders do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

Shareholders who hold dematerialised Common Shares must ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

The Company does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of a Shareholder holding dematerialised Common Shares to notify such shareholder of the Meeting or any business to be conducted thereat, or to validly authorise a Shareholder to attend or vote thereat.

Shareholders are advised to consult their professional adviser if they have any questions regarding the above.

The company’s sponsor in South Africa is Macquarie First South Advisers (Pty) Limited (tel: +27 11 583 2000).

DATED at Vancouver, British Columbia, May 26, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Philip Kotze”

Philip Kotze

President and Chief Executive Officer of Anooraq and duly authorised agent by way of powers of attorney from each of the other directors

SCHEDULE A

SPECIAL RESOLUTION

CHANGE OF NAME

RESOLVED AS SPECIAL RESOLUTIONS that:

1.	The Notice of Articles of the Company be altered by changing the name of the Company from Anooraq Resources Corporation to Atlatsa Resources Corporation at such time as the board of directors of Anooraq shall determine in its sole discretion.

2.	Each director and officer of the Company, acting alone, is authorized to complete and sign a notice of alteration (the “Notice of Alteration”).

3.	The Company appoint McCarthy Tétrault LLP as its agent to file the Notice of Alteration electronically with the Registrar of Companies.

4.	The Company promptly alter its Articles to reflect the foregoing change of name upon the alteration to the Notice of Articles taking effect.

5.	Each director and officer of the Company, acting alone, is authorized to do all such acts and things and to execute (whether under the seal of the Company or otherwise) and deliver all such documents as in such director’s or officer’s opinion may be necessary or desirable to complete the transactions hereby approved and authorized.